Exhibit (a)(5)(A)

Contact:	Charles A. Bowman

704-752-4452

Email: investor@spx.com

SPX ELECTS TO USE CASH FOR TENDERED LYONS DUE MAY 9, 2021

CHARLOTTE, NC —April 11, 2003—SPX Corporation (NYSE: SPW) today announced that holders of its Liquid Yield Option™ Notes due May 9, 2021 (Zero Coupon-Senior) (the “LYONs”) have the right to surrender their LYONs for purchase as of today. Each holder of the LYONs has the right to require SPX to purchase on May 9, 2003 all or any part of such holder’s LYONs at a price equal to the issue price plus the accrued original issue discount. Under the terms of the LYONs, SPX had the option to pay for the LYONs with cash, SPX common stock, or a combination of cash and stock, and has elected to pay for the LYONs solely with cash. If all outstanding LYONs are surrendered for purchase, the aggregate cash purchase price will be approximately $253.8 million.

In order to surrender LYONs for purchase, a purchase notice must be delivered to The Chase Manhattan Bank, the trustee for the LYONs, on or before 5:00 p.m. New York City time, on May 9, 2003. Holders of LYONs complying with the transmittal procedures of the Depository Trust Company need not submit a physical purchase notice to The Chase Manhattan Bank. Holders may withdraw any LYONs previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on May 9, 2003.

SPX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. SPX will make available to LYONs holders, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing LYONs for purchase. LYONs holders are encouraged to read these documents carefully before making any decision with respect to the surrender of LYONs, because these documents contain important information regarding the details of SPX’s obligation to purchase the LYONs.

The LYONs are convertible under certain circumstances into 8.8588 shares of SPX common stock per $1,000 principal amount at maturity of LYONs, subject to adjustment under certain circumstances. The LYONs are not currently convertible.

SPX Corporation is a global provider of technical products and systems, industrial products and services, flow technology and service solutions. The Internet address for SPX Corporation’s home page is www.spx.com.

Certain statements in this press release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. Please refer to the company’s public filings for discussion of certain important factors that relate to forward-looking statements contained in this press release. The words “believe,” “expect,” “anticipate,” “estimate,” “guidance,” “target” and similar expressions identify forward-looking statements. Although the company believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The safe harbor for forward-looking statements, however, does not apply to forward-looking statements made in connection with a tender offer, including LYONs holders’ right to surrender LYONs for purchase.

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